SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R 103

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 103	Page 2 of 5

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 69036R 103	Page 3 of 5

Item 1. Security of the Issuer.

This Amendment No. 8 amends the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2014 (as amended by Amendment No. 1 thereto filed on March 11, 2016, Amendment No. 2 thereto filed on May 4, 2016, Amendment No. 3 thereto filed on March 14, 2017, Amendment No. 4 thereto filed on March 23, 2017, Amendment No. 5 thereto filed on February 15, 2018, Amendment No. 6 thereto filed on April 24, 2018 and Amendment No. 7 thereto filed on August 14, 2018, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or the “Issuer”). The Issuer’s principal executive office is located at 302 Knights Run Avenue, Tampa, Florida 33602. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) The percentage set forth in this Schedule 13D is based on the 85,263,690 shares of Class A Common Stock outstanding as of March 4, 2019, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2019. The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c) During the last 60 days, the Investment Manager effected the following transactions in the Class A Common Stock:

Date	Amount	Price per Share	Type of Transaction
February 15, 2019	20,000	$2.00	open market sale
February 19, 2019	14,059	$2.05	open market sale
February 19, 2019	3,920	$2.07	open market sale
February 19, 2019	20,000	$2.00	open market sale
February 20, 2019	14,961	$2.05	open market sale
February 21, 2019	8	$2.05	open market sale
February 22, 2019	15,000	$2.00	open market sale
February 25, 2019	5,000	$2.01	open market sale
February 25, 2019	12,000	$2.02	open market sale
February 25, 2019	6,000	$2.03	open market sale
February 25, 2019	4,000	$2.04	open market sale
February 26, 2019	22,500	$2.05	open market sale
February 26, 2019	5,000	$2.04	open market sale
February 26, 2019	5,000	$2.03	open market sale
February 26, 2019	1,000	$2.07	open market sale
February 27, 2019	9,491	$2.02	open market sale
March 1, 2019	100	$2.00	open market sale
March 6, 2019	14,794	$1.85	open market sale
March 6, 2019	30,000	$1.86	open market sale
March 7, 2019	30,000	$1.85	open market sale
March 7, 2019	5,000	$1.88	open market sale
March 7, 2019	5,000	$1.83	open market sale
March 8, 2019	4,944	$1.80	open market sale
March 8, 2019	2,500	$1.79	open market sale
March 8, 2019	5,000	$1.82	open market sale
March 8, 2019	2,500	$1.76	open market sale
March 8, 2019	2,500	$1.78	open market sale
March 8, 2019	5,000	$1.74	open market sale
March 11, 2019	14,746	$1.80	open market sale
March 11, 2019	52,500	$1.75	open market sale
March 12, 2019	1,000	$1.79	open market sale
March 12, 2019	5,178	$1.82	open market sale

CUSIP No. 69036R 103	Page 4 of 5

Date	Amount	Price per Share	Type of Transaction
March 12, 2019	5,000	$1.80	open market sale
March 12, 2019	25,000	$1.77	open market sale
March 13, 2019	7,473,111	$1.90	open market sale
March 13, 2019	19,295	$1.83	open market sale
March 13, 2019	13,500	$1.79	open market sale
March 13, 2019	1,500	$1.80	open market sale

CUSIP No. 69036R 103	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: March 15, 2019

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

	By:	/s/ Eric M. Albert
	Name:	Eric M. Albert, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)